Exhibit 99.3

PRESS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY POSTS ANNUAL RESULTS

JAKARTA – October 28, 2009 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced that it has posted its annual results for its Fiscal Year ended June 30, 2009. The following table sets out selected annual financial information of Continental and is derived from the Company’s audited consolidated financial statements for the twelve months and fiscal years ended June 30, 2009, 2008, and 2007.

		2009		2008		2007
Sales		$-		$-		$-
Income (Loss) for the Year		$(3,128,587)		$(3,116,762)		$(2,603,000)
Income (Loss) per Share – Basic		$(0.05)		$(0.05)		$(0.04)
Income per Share – Diluted		$(0.05)		$(0.05)		$(0.04)
Total Assets		$635,709		$3,297,806		$1,763,948
Total Long-term Liabilities		$-		$-		$-
Dividends Declared	$	Nil	$	Nil	$	Nil

The following table sets out selected unaudited quarterly financial information of Continental and is derived from the Company’s unaudited quarterly consolidated financial statements.

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Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
4th Quarter 2009	Nil	(264,481)	(0.00)	(0.00)
3rd Quarter 2009	Nil	(1,638,935)	(0.02)	(0.02)
2nd Quarter 2009	Nil	(701,874)	(0.01)	(0.01)
1st Quarter 2009	Nil	(523,297)	(0.01)	(0.01)
4th Quarter 2008	Nil	(883,831)	(0.01)	(0.01)
3rd Quarter 2008	Nil	(451,406)	(0.01)	(0.01)
2nd Quarter 2008	Nil	(1,102,995)	(0.02)	(0.02)
1st Quarter 2008	Nil	(678,530)	(0.01)	(0.01)

Current Working Capital Situation

As at June 30, 2009, the Company's consolidated financial statements reflect a working capital position of $528,038.  This represents a decrease in the working capital of $2,630,927 compared to the June 30, 2008 working capital of $3,158,965.  The main use of funds during the current period was the cash deposit of $1,500,000 related to the planned Tungkal acquisition, the $100,000 deposit related to the joint bid for the South Bengara-II acquisition, $308,123 in legal and administrative costs relating to the two proposed acquisitions and the Company’s general and administrative expenditures during the period.  This is offset by the refunds of $500,000 from the Tungkal deposit and $95,000 from the loan to Adelphi.  The cash balance at June 30, 2009 was $591,930 compared to $3,068,156 as at June 30, 2008, a decrease of $2,476,226.

The Company used $1,083,322 for operating activities during the year ended June 30, 2009 compared with $1,513,352 in the year ended June 30, 2008. The cash resources used for investing activities during the year ended June 30, 2009 was $1,446,904 compared with $194,521 in the year ended June 30, 2008. The cash resources provided by financing activities during the year ended June 30, 2009 was $54,000 compared with $3,261,750 in the year ended June 30, 2008.

Investments

During the year ended June 30, 2009, the Company invested $1,446,904 in several different projects.  The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement relating to the Tungkal acquisition.  On April 9, 2009, the Company received a refund of $500,000 of this deposit due to the termination of the agreement.  The Company has also incurred $197,660 in legal fees and $100,000 as an expense deposit relating to the Tungkal acquisition.  In consideration of a joint bid agreement on a resource property in Indonesia, the Company made a $100,000 interest free loan which was to be reimbursed under certain conditions if the bid is accepted.  On May 19, 2009, the Company received a refund of $95,000 of this deposit due to the termination of the agreement.  The Company has also incurred $10,463 for its share of a data package relating to the joint bid.  The Company incurred $122,028 related to its efforts to pursue biodiesel projects in Indonesia.  The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.

Finance

During the year ended June 30, 2009, a total of 360,000 new shares were issued upon exercise of stock options for net proceeds to the Company of $54,000.  During the year ended June 30, 2008, a total of 5,265,000 new shares were issued pursuant to private placements for net proceeds to the Company of $3,261,750. On June 30, 2009, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 9,390,000 shares at prices ranging from $0.15 to $0.24 and expiring at varying dates between March 17, 2010 and December 31, 2011. On June 30, 2009, the Company had warrants outstanding to purchase an aggregate of 13,990,000 shares at prices ranging from $0.15 to $1.00 and expiring at varying dates between July 23, 2009 and August 29, 2010.

Operations

Overall, the Company had a loss from operations during the year ended June 30, 2009 of $3,128,587 compared to $3,116,762 in the year ended June 30, 2008.  The Company had a loss per share of $0.05 in 2009 compared to a loss per share of $0.05 in 2008.

During the current period the Company generated $12,717 in interest income compared with $105,274 in the prior period.  The decrease is due to lower cash balances on hand during the current period. The Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and its investment in Continental Biofuels amounting to $122,029 during the year ended June 30, 2009.

General and administrative expenses decreased by $1,372,649 from $3,088,663 to $1,716,014 for the years ended June 30, 2008 and 2009 respectively.  The significant changes to general and administrative expenses are as follows.  The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $376,127 for the year ended June 30, 2009 compared to $1,167,688 in the year ended June 30, 2008 for a decrease of $791,561.  Office expenses decreased $122,541 from $256,325 to $133,784 as the Dallas office was closed during the year and less data software was purchased.  Investor relations costs decreased by $124,571 from $128,295 to $3,724.  In the prior year, two investor relations contracts and advertising contracts were signed, and additional conferences were attended by Company’s management.  All other expense groups do not significantly differ from the prior period.

On behalf of the Company,

Richard L. McAdoo, CEO

About Continental Energy Corporation - Continental is a small and aggressive oil and gas exploration company focusing its efforts on making large commercial discoveries and establishing petroleum production in low to medium risk, but high potential reward, international properties; particularly in Indonesia.

Source:  Continental Energy Corporation

Media Contact: 214-800-5135 or AGORACOM Investor Relations, cppxf@agoracom.com

Further Info:  www.continentalenergy.com and  http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.